SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    ---------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                       COCA-COLA BOTTLING CO. CONSOLIDATED
                       -----------------------------------
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                   191098-10-2
                                   -----------
                                 (CUSIP Number)

                                 Henry W. Flint
                   Kennedy Covington Lobdell & Hickman, L.L.P.
                        Bank of America Corporate Center
                         100 N. Tryon Street, 42nd Floor
                      Charlotte, North Carolina 28202-4006
                                 (704) 331-7400
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  March 7, 2001
                                  -------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box:[ ].

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

---------------------------------                                                                           ------------------------

     CUSIP No. 191098-10-2                                           13D                                       Page 2 of 8 Pages
---------------------------------                                                                           ------------------------
=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                                 J. Frank Harrison, Jr.

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                         (a) [X]
                                                                                                                         (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                 00
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                   [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                           UNITED STATES OF AMERICA
------------------------- -------- -------------------------------------------------------------------------------------------------

       NUMBER OF             7     SOLE VOTING POWER
         SHARES                                                                                                          2,177,106
      BENEFICIALLY        -------- -------------------------------------------------------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                                                                                                                   0
       REPORTING          -------- -------------------------------------------------------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                                                                                                           1,705,534
                          -------- -------------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                                                                                                                 0
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                         2,177,106
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                          [ ]
------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                              26.1%

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                 IN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                                                                           ------------------------
                                                                     13D
     CUSIP No. 191098-10-2                                                                                     Page 3 of 8 Pages
---------------------------------                                                                           ------------------------
=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                                 J. Frank Harrison, III

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                         (a) [X]
                                                                                                                         (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                 00
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                   [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                           UNITED STATES OF AMERICA
------------------------- -------- -------------------------------------------------------------------------------------------------

       NUMBER OF             7     SOLE VOTING POWER
         SHARES                                                                                                            171,039
      BENEFICIALLY        -------- -------------------------------------------------------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                                                                                                           2,482,165
       REPORTING          -------- -------------------------------------------------------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                                                                                                             171,039
                          -------- -------------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                                                                                                           235,786
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                          2,888,990
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                          [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                              39.5%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                 IN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                                                                           ------------------------
                                                                     13D
     CUSIP No. 191098-10-2                                                                                     Page 4 of 8 Pages
---------------------------------                                                                           ------------------------
=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                                         Reid M. Henson

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                         (a) [X]
                                                                                                                         (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                 00
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                   [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                           UNITED STATES OF AMERICA
------------------------- -------- -------------------------------------------------------------------------------------------------

       NUMBER OF             7     SOLE VOTING POWER
         SHARES                                                                                                              2,000
      BENEFICIALLY        -------- -------------------------------------------------------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                                                                                                                   0
       REPORTING          -------- -------------------------------------------------------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                                                                                                               2,000
                          -------- -------------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                                                                                                           235,786
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                            237,786
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                          [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                               3.6%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                 IN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                                                                           ------------------------
                                                                     13D
     CUSIP No. 191098-10-2                                                                                     Page 5 of 8 Pages
---------------------------------                                                                           ------------------------
=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                          J. Frank Harrison Family, LLC

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                        (a) [X]
                                                                                                                        (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                 00
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                  [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                           DELAWARE
------------------------- -------- -------------------------------------------------------------------------------------------------

       NUMBER OF             7     SOLE VOTING POWER
         SHARES                                                                                                          1,605,534
      BENEFICIALLY        -------- -------------------------------------------------------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                                                                                                                   0
       REPORTING          -------- -------------------------------------------------------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                                                                                                           1,605,534
                          -------- -------------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                                                                                                                 0
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                          1,605,534
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                         [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                              20.1%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                 OO
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                                                                           ------------------------
                                                                     13D
     CUSIP No. 191098-10-2                                                                                     Page 6 of 8 Pages
---------------------------------                                                                           ------------------------
=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                   JFH Family Limited Partnership - FH1

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ----------------------------------------------------------------------------------------------------------------

        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                        (a) [X]
                                                                                                                        (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                 00
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                  [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                           DELAWARE
------------------------- -------- -------------------------------------------------------------------------------------------------

       NUMBER OF             7     SOLE VOTING POWER
         SHARES                                                                                                            535,178
      BENEFICIALLY        -------- -------------------------------------------------------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                                                                                                                   0
       REPORTING          -------- -------------------------------------------------------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                                                                                                             535,178
                          -------- -------------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                                                                                                                 0
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                            535,178
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                         [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                               7.7%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                 PN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                                                                           ------------------------
                                                                     13D
     CUSIP No. 191098-10-2                                                                                     Page 7 of 8 Pages
---------------------------------                                                                           ------------------------
=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                   JFH Family Limited Partnership - SW1

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                         (a) [X]
                                                                                                                         (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                 00
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                   [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                           DELAWARE
------------------------- -------- -------------------------------------------------------------------------------------------------

       NUMBER OF             7     SOLE VOTING POWER
         SHARES                                                                                                            535,178
      BENEFICIALLY        -------- -------------------------------------------------------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                                                                                                                   0
       REPORTING          -------- -------------------------------------------------------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                                                                                                             535,178
                          -------- -------------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                                                                                                                 0
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                            535,178
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                          [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                               7.7%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                 PN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                                                                           ------------------------
                                                                     13D
     CUSIP No. 191098-10-2                                                                                     Page 8 of 8 Pages
---------------------------------                                                                           ------------------------
=================== ================================================================================================================
        1           NAME OF REPORTING PERSON                                                   JFH Family Limited Partnership - DH1

                    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                         (a) [X]
                                                                                                                         (b) [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        3           SEC USE ONLY
------------------- ----------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS*
                                                                                                                                 00
------------------- ----------------------------------------------------------------------------------------------------------------

        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                                                   [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        6           CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                           DELAWARE
------------------------- -------- -------------------------------------------------------------------------------------------------

       NUMBER OF             7     SOLE VOTING POWER
         SHARES                                                                                                            535,178
      BENEFICIALLY        -------- -------------------------------------------------------------------------------------------------
        OWNED BY             8     SHARED VOTING POWER
          EACH                                                                                                                   0
       REPORTING          -------- -------------------------------------------------------------------------------------------------
         PERSON              9     SOLE DISPOSITIVE POWER
          WITH                                                                                                             535,178
                          -------- -------------------------------------------------------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                                                                                                                 0
------------------- ----------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                            535,178
------------------- ----------------------------------------------------------------------------------------------------------------

        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                                                                          [ ]
------------------- ----------------------------------------------------------------------------------------------------------------

        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                               7.7%
------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON*
                                                                                                                                 PN
=================== ================================================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         Coca-Cola Bottling Co. Consolidated Common Stock, $1.00 par value Coca-Cola Bottling Co. Consolidated ("Consolidated")
         4100 Coca-Cola Plaza
         Charlotte, NC 28211

Item 2.  Identity and Background.

         This Statement is being filed on behalf of: J. Frank Harrison, Jr.; J. Frank Harrison, III; Reid M. Henson; J. Frank Harrison Family, LLC; JFH Family Limited Partnership - FH1; JFH Family Limited Partnership - SW1; and JFH Family Limited Partnership - DH1 (formerly know as JFH Family Limited Partnership-DC-1). J. Frank Harrison, Jr. is the father of J. Frank Harrison, III.

         J. Frank Harrison Family, LLC is the general partner of each of the three Harrison family limited partnerships (JFH Family Limited Partnership - FH1, JFH Family Limited Partnership - SW1, and JFH Family Limited Partnership -
DH1). J. Frank Harrison, Jr. is designated as the "Chief Manager" and the "Consolidated Stock Manager" under the Operating Agreement for J. Frank Harrison Family, LLC.

A.       J. Frank Harrison, Jr.

         (a)      J. Frank Harrison, Jr.

         (b)      Suite 901 - Tallan Building
                  2 Union Square
                  Chattanooga, TN 37402

         (c)      Chairman - Emeritus of the Board of Directors
                  Coca-Cola Bottling Co. Consolidated
                  4100 Coca-Cola Plaza
                  Charlotte, North Carolina 28211

         (d) Mr. Harrison, Jr., during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Harrison, Jr., during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States Citizen

B.       J. Frank Harrison, III

         (a)      J. Frank Harrison, III

         (b)      4100 Coca-Cola Plaza
                  Charlotte, North Carolina 28211

         (c) Chairman of the Board of Directors and Chief Executive Officer Coca-Cola Bottling Co. Consolidated
                  4100 Coca-Cola Plaza
                  Charlotte, North Carolina 28211

         (d) Mr. Harrison, III, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Harrison, III, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States Citizen

C.       Reid M. Henson

         (a)      Reid M. Henson

         (b)      Suite 901 - Tallan Building
                  2 Union Square
                  Chattanooga, TN 37402

         (c)      Retired

         (d) Mr. Henson, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Henson, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      United States Citizen

D.       J. Frank Harrison Family, LLC

         J. Frank Harrison, LLC ("Harrison Family, LLC") is a Delaware limited liability company that serves as the general partner of three family limited partnerships. The sole members of Harrison Family, LLC are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the Irrevocable Trust Agreement of J. Frank Harrison dated October 14, 1988 (the "JFH Trust")). The address of its principal business and its principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, TN 37402. Harrison Family, LLC, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Harrison Family, LLC, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

E.       JFH Family Limited Partnership-FH1

         JFH Family Limited Partnership - FH1 ("FH1 Partnership") is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of FH1 Partnership is Harrison Family, LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of its principal business and its principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, TN 37402. FH1 Partnership, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). FH1 Partnership, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.       JFH Family Limited Partnership-SW1

         JFH Family Limited Partnership - SW1 ("SW1 Partnership") is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of SW1 Partnership is Harrison Family, LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of its principal business and its principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, TN 37402. SW1 Partnership, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). SW1 Partnership, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

G.       JFH Family Limited Partnership-DH1

         JFH Family Limited Partnership - DH1 ("DH1 Partnership") is a Delaware limited partnership formed to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue. The general partner of DH1 Partnership is Harrison Family, LLC, and the limited partners are J. Frank Harrison, Jr. (in his individual capacity) and J. Frank Harrison, III and Reid M. Henson (in their capacity as co-trustees under the JFH Trust). The address of its principal business and its principal office is Suite 901 - Tallan Building, 2 Union Square, Chattanooga, TN 37402. DH1 Partnership, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). DH1 Partnership, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         J. Frank Harrison, III, J. Frank Harrison, Jr. and Reid M. Henson may be deemed to have acquired beneficial ownership of shares of Common Stock as a result of the Voting Agreement among J. Frank Harrison, III, J. Frank Harrison, Jr., Reid M. Henson (in his capacity as co-trustee of certain trusts) and The Coca-Cola Company, dated as of January 27, 1989 (the "Voting Agreement") and as described in Item 6 below. The acquisition of such beneficial ownership by the stockholders as a group did not require the payment of any funds or other consideration, because all of the shares of Common Stock that could have been deemed to be beneficially owned by the stockholders as a group at that time were either beneficially owned by one or more of the stockholders prior to January 27, 1989 or were acquired as the result of the grant of the Irrevocable Proxy, as defined and described below in Item 6.

         Pursuant to the terms of a Letter Agreement dated March 24, 1993 (the "Letter of Intent"), a Reorganization Plan and Agreement dated April 2, 1993 (the "RPA") and a Merger Agreement dated April 2, 1993 (the "Merger Agreement"), Consolidated acquired all outstanding shares of capital stock of Whirl-i-Bird, Inc. ("Whirl-i-Bird") from J. Frank Harrison, Jr. (as sole shareholder of Whirl-i-Bird) in exchange for 80,000 shares of Consolidated's Common Stock. The acquisition was accomplished through the merger of a wholly owned subsidiary of Consolidated with and into Whirl-i-Bird (the "Merger").

         Effective November 23, 1998, J. Frank Harrison, Jr. exercised rights which he previously had been granted by Consolidated to exchange 792,796 shares of Common Stock for 792,796 shares of Class B Common Stock (the "Harrison Exchange"). Mr. Harrison already owned the shares of Common Stock used to make this exchange. On the same date, (1) Harrison Family, LLC was capitalized by its Members through the contribution of previously owned shares of Consolidated's Class B Common Stock in the following amounts: J. Frank Harrison, Jr. - 30,114 shares; JFH Trust - 1,998 shares, (2) FH1 Partnership was capitalized through the contribution of previously owned shares of Consolidated's Class B Common Stock by its general and limited partners in the following amounts: Harrison Family, LLC - 10,704 shares; J. Frank Harrison, Jr. - 492,826 shares; and JFH Trust - 32,648 shares, (3) SW1 Partnership was capitalized through the contribution of previously owned shares of Consolidated's Class B Common Stock by its general and limited partners in the following amounts: Harrison Family, LLC - 10,704 shares; J. Frank Harrison, Jr. - 492,826 shares; and JFH Trust - 32,648 shares, and (4) DH1 Partnership was capitalized through the contribution of previously owned shares of Consolidated's Class B Common Stock by its general and limited partners in the following amounts:
Harrison Family, LLC - 10,704 shares; J. Frank Harrison, Jr. - 492,826 shares; and JFH Trust - 32,648 shares.

         On March 7, 2001, the Compensation Committee of Consolidated confirmed that 20,000 shares of Class B Common Stock should be issued, effective as of January 1, 2001, to J. Frank Harrison, III pursuant to a restricted stock award approved by Consolidated's stockholders in 1999.

Item 4.  Purpose of Transaction.

         The Voting Agreement and Irrevocable Proxy (as defined in Item 6 below) replaced a voting agreement and irrevocable proxy among J. Frank Harrison, Jr.,
J. Frank Harrison, III and The Coca-Cola Company which was terminated on January 27, 1989. Certain information concerning the previous voting agreement and irrevocable proxy were disclosed in a statement on Schedule 13G filed by J. Frank Harrison, Jr.

         The principal purpose of the Merger was the acquisition by Consolidated of control over Whirl-i-Bird's primary asset, a 1979 Sikorsky Aircraft Company Model S-76-A helicopter. Consolidated had previously leased this helicopter from Whirl-i-Bird for approximately 80% of the aircraft's available hours.

         J. Frank Harrison, Jr. and the co-trustees of the JFH Trust formed Harrison Family, LLC and three family limited partnerships (FH1 Partnership, SW1 Partnership, and DH1 Partnership), and capitalized these entities in the transactions described in Item 3 above, to enhance and preserve the assets of J. Frank Harrison, Jr. and his issue and to provide for continuity concerning the interests of J. Frank Harrison, Jr. and members of his family in Consolidated.

         This Amendment is being filed to reflect the issuance of 20,000 shares of Class B Common Stock to J. Frank Harrison, III as discussed in Item 3. These shares were a part of J. Frank Harrison, III's compensation as Chairman and Chief Executive Officer of Consolidated. The number of shares is also updated to reflect immaterial acquisitions through Consolidated's divided reinvestment plan.

         Otherwise than as described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)&(b) Amount and Nature of Beneficial Ownership Reported:

         The Reporting Persons, as a group, collectively have beneficial ownership with respect to an aggregate of 4,832,310 shares (or 53.7%) of Consolidated's Common Stock, assuming all Class B Common Stock (which is convertible into Common Stock on a share for share basis) beneficially owned by the Reporting Persons was converted to Common Stock and all options held by the Reporting Persons were exercised. The Common Stock has one vote per share on all matters submitted for a vote of Consolidated's stockholders and the Class B Common Stock has 20 votes per share on such matters. Accordingly, the beneficial ownership reported herein for the Reporting Persons represents (collectively) approximately 92.2%1 of the total voting power of the outstanding shares of Consolidated's Common Stock and Class B Common Stock. Such beneficial ownership is held as follows:

                  (i) 1,605,534 shares of Class B Common Stock held directly by three family limited partnerships (with 535,178 shares held by each of the FH1 Partnership, the SW1 Partnership and the DH1 Partnership), as to which J. Frank Harrison, Jr. possesses sole voting power and sole investment power pursuant to the terms of the operating agreement of Harrison Family, LLC (which is the general partner of each such partnership);

                  (ii) 235,786 shares of Common Stock held by a trust for the benefit of certain relatives of J. Frank Harrison, Jr., as to which Mr. Harrison, Jr. possesses sole voting power;

                  (iii) 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock held directly by The Coca-Cola Company, subject to the terms of the Voting Agreement and Irrevocable Proxy granted to J. Frank Harrison, III during his lifetime and thereafter to J. Frank Harrison, Jr. by The Coca-Cola Company, as to which shares The Coca-Cola Company holds sole investment power;

                  (iv) 235,786 shares of Class B Common Stock held by a trust for the benefit of J. Frank Harrison, Jr. and certain of his relatives, as to which Mr. Harrison, Jr. possesses sole voting power and as to which J. Frank Harrison, III and Reid M. Henson share investment power as Co-Trustees;

                  (v) 779 shares of Common Stock and 260 shares of Class B Common Stock held by J. Frank Harrison, III as custodian

                  (vi) 2,000 shares of Common Stock owned directly by Reid M. Henson, as to which he possesses sole voting and investment power;

                  (vii) 100,000 shares of Common Stock subject to presently exercisable stock options held by J. Frank Harrison, Jr. as to which Mr. Harrison, Jr. would possess sole voting and investment power; and

                  (viii) 150,000 shares of Common Stock subject to presently exercisable stock options held by J. Frank Harrison, III as to which Mr. Harrison, III would possess sole voting and investment power.

         (c) Recent Transactions.

         See response to Items 3, 4 and 6.

         (d) Ownership of More than Five Percent on Behalf of Another Person:



--------
(1) In calculating the percentage of total voting power, no effect is given to conversion of Class B Common Stock to Common Stock.

         Certain relatives of J. Frank Harrison, Jr. have the right to receive or the power to direct the receipt of dividends or the proceeds of sale of the 235,786 shares of Common Stock referenced in subsection (a)&(b)(ii) above. The Coca-Cola Company has the right to receive or the power to direct the receipt of dividends or the proceeds of sale of the 1,984,495 shares of Common Stock and 497,670 shares of Class B Common Stock referenced in subsection (a)&(b)(iii) above.

         (e) Ownership of Five Percent or Less or Class:

         N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Coca-Cola Company, Mr. Harrison, Jr., Mr. Harrison, III and Mr. Henson, in his capacity as co-trustee of certain trusts, are a party to the Voting Agreement. Pursuant to the Voting Agreement, Messrs. Harrison, Jr., Harrison, III and Henson (as co-trustee) agreed to vote their shares of Common Stock and Class B Common Stock for a nominee of The Coca-Cola Company for election as a director to the Company's Board of Directors, and The Coca-Cola Company granted an irrevocable proxy (the "Irrevocable Proxy") with respect to all shares of Class B Common Stock and Common Stock owned by The Coca-Cola Company to Mr. Harrison, III for life and thereafter to Mr. Harrison, Jr. The Irrevocable Proxy covers all matters on which holders of Class B Common Stock or Common Stock are entitled to vote, other than certain mergers, consolidations, asset sales and other fundamental corporate transactions.

      Pursuant to the terms of the Voting Agreement, Mr. Harrison, III (or, in the event of his death, Mr. Harrison, Jr.) was granted the option (assignable to the Company or to Mr. Harrison, Jr.) to purchase the shares of Class B Common Stock held by The Coca-Cola Company for $38.50 per share plus an amount sufficient to give The Coca-Cola Company a 25% compounded annual rate of return from May 7, 1987 after taking into account dividends and other distributions previously received thereon. This option may be exercised if the disproportionate voting rights of the Class B Common Stock are terminated for certain reasons.

      The Voting Agreement and Irrevocable Proxy terminate upon the written agreement of the parties or at such time as The Coca-Cola Company no longer beneficially owns any shares of the Company's common stock. The Irrevocable Proxy also terminates at such time as either (a) Mr. Harrison, Jr. or Mr. Harrison, III do not beneficially own the 712,796 shares of Class B Common Stock that are currently part of the holdings of the Harrison Family Limited Partnerships or (b) certain trusts holding shares of Class B Common Stock subject to the Voting Agreement do not beneficially own at least 50% of the Class B Common Stock held by them at the date of the Voting Agreement.

         As general partner of each of FH1 Partnership, SW1 Partnership, and DH1 Partnership, Harrison Family, LLC holds voting power and investment power with respect to all of the shares of Consolidated stock held by each of these family limited partnerships. Under the terms of the Operating Agreement for Harrison Family, LLC, J. Frank Harrison, Jr., as Consolidated Stock Manager, has sole voting power and investment power over all of the shares of Consolidated stock with respect to which the limited liability company exercises voting power or investment power (either directly or in its capacity as general partner of the three Harrison family limited partnerships).

Item 7.  Material to be Filed as Exhibits.

                                                                                                      Incorporated By
                                                                                                      ---------------
Exhibit                       Name                                                                    Reference To
-------                       ----                                                                    ------------
Exhibit 2.1                   Letter of Intent dated March 24, 1993 between Coca-Cola                 Exhibit 2.1 to
                              Bottling Co. Consolidated and J. Frank Harrison, Jr. (as sole           Amendment Number.
                              shareholder of Whirl-I-Bird, Inc.)                                      2 to this Schedule 13D

Exhibit 2.2                   Reorganization Plan and Agreement dated April 2, 1993, by               Exhibit 2.2 to
                              and among Coca-Cola Bottling Co. Consolidated; Chopper                  Amendment Number.
                              Acquisitions, Inc.; Whirl-I-Bird, Inc.; and J. Frank Harrison, Jr.      2 to this Schedule 13D

Exhibit 2.3                   Merger Agreement dated April 2, 1993 by and among Coca-Cola             Exhibit 2.2 to
                              Bottling Co. Consolidated; Chopper Acquisition, Inc.;                   Amendment Number.
                              and Whirl-I-Bird, Inc.                                                  2 to this Schedule 13D

Exhibit 24.1                  Power of Attorney dated December 1, 1998, executed by J.                Exhibit 24.1 to
                              Frank Harrison Family, LLC                                              Amendment Number
                                                                                                      3 to this Schedule 13D

Exhibit 24.2                  Power of Attorney dated December 1, 1998, executed by JFH               Exhibit 24.2 to
                              Family Limited Partnership - FH1                                        Amendment Number
                                                                                                      3 to this Schedule 13D

Exhibit 24.3                  Power of Attorney dated December 1, 1998, executed by JFH               Exhibit 24.3 to
                              Family Limited Partnership - SW1                                        Amendment Number
                                                                                                      3 to this Schedule 13D

Exhibit 24.4                  Power of Attorney dated December 1, 1998, executed by JFH               Exhibit 24.4 to
                              Family Limited Partnership - DC1                                        Amendment Number
                                                                                                      3 to this Schedule 13D

Exhibit 24.5                  Power of Attorney dated 2/6/89 executed by Reid M. Henson               Exhibit 4.1 to
                              appointing J. Frank Harrison, Jr.                                       Amendment Number
                                                                                                      1 to this Schedule 13D

Exhibit 24.6                  Power of Attorney dated 2/6/89 executed by Reid M. Henson               Exhibit 4.2 to
                              appointing J. Frank Harrison, III                                       Amendment Number
                                                                                                      1 to this Schedule 13D

Exhibit 24.7                  Power of Attorney dated 2/6/89 executed by J. Frank Harrison,           Exhibit 4.3 to
                              III appointing Reid M. Henson                                           Amendment Number
                                                                                                      1 to this Schedule 13D


Exhibit 24.8                  Power of Attorney dated 2/6/89 executed by J. Frank Harrison,           Exhibit 4.4 to
                              III appointing J. Frank Harrison, Jr.                                   Amendment Number
                                                                                                      1 to this Schedule 13D


Exhibit 24.9                  Power of Attorney dated 2/6/89 executed by J. Frank Harrison,           Exhibit 4.5 to
                              Jr. appointing Reid M. Henson                                           Amendment Number
                                                                                                      1 to this Schedule 13D

Exhibit 24.10                 Power of Attorney dated 2/6/89 executed by J. Frank Harrison,           Exhibit 4.6 to
                              Jr. appointing J. Frank Harrison, III                                   Amendment Number
                                                                                                      1 to this Schedule 13D

Exhibit 99.1                  Joint Filing Agreement                                                  Filed Herewith

Exhibit 99.2                  Voting Agreement and Irrevocable Proxy dated January 27,                Exhibit 99.2 to
                              1989 among The Coca-Cola Company, J. Frank Harrison, Jr.,               Amendment Number
                              J. Frank Harrison, III and Reid M. Henson (in his capacity as           3 to this Schedule 13D
                              Co-Trustee of certain trusts.)

Exhibit 99.3                  Agreement dated November 23, 1998 among The Coca-Cola                   Exhibit 99.4 to
                              Company, J. Frank Harrison, Jr., J. Frank Harrison, III and             Amendment Number
                              Reid M. Henson (in his capacity as Co-Trustee of certain                3 to this Schedule 13D
                              trusts).

Exhibit 99.4                  Restricted Stock Award Agreement                                        Filed Herewith

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  March 9, 2001

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     Reid M. Henson

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     for J. Frank Harrison, Jr.
                     (executed by Reid M. Henson pursuant to Power of Attorney)

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     for J. Frank Harrison III
                     (executed by Reid M. Henson pursuant to Power of Attorney)


                     J. Frank Harrison Family, LLC

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     By: J. Frank Harrison, Jr.
                     Title: Chief Manager
                     (executed by Reid M. Henson pursuant to Power of Attorney)

                     JFH Family Limited Partnership - FH1
                     By: J. Frank Harrison Family, LLC, its General Partner

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     By: J. Frank Harrison, Jr.
                     Title: Chief Manager
                     (executed by Reid M. Henson pursuant to Power of Attorney)

                     JFH Family Limited Partnership - SW1
                     By: J. Frank Harrison Family, LLC, its General Partner

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     By: J. Frank Harrison, Jr.
                     Title: Chief Manager
                     (executed by Reid M. Henson pursuant to Power of Attorney)


                     JFH Family Limited Partnership - DH1
                     By: J. Frank Harrison Family, LLC, its General Partner

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     By: J. Frank Harrison, Jr.
                     Title: Chief Manager
                     (executed by Reid M. Henson pursuant to Power of Attorney)

                                                                    Exhibit 99.1

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(l) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them a statement on Schedule 13D with respect to the Common Stock, $1.00 par value, of Coca-Cola Bottling Co. Consolidated beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

         IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 9th day of March, 2001.

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     Reid M. Henson

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     for J. Frank Harrison, Jr.
                     (executed by Reid M. Henson pursuant to Power of Attorney)

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     for J. Frank Harrison III
                     (executed by Reid M. Henson pursuant to Power of Attorney)


                     J. Frank Harrison Family, LLC

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     By: J. Frank Harrison, Jr.
                     Title: Chief Manager
                     (executed by Reid M. Henson pursuant to Power of Attorney)

                     JFH Family Limited Partnership - FH1
                     By: J. Frank Harrison Family, LLC, its General Partner

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     By: J. Frank Harrison, Jr.
                     Title: Chief Manager
                     (executed by Reid M. Henson pursuant to Power of Attorney)

                     JFH Family Limited Partnership - SW1
                     By: J. Frank Harrison Family, LLC, its General Partner

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     By: J. Frank Harrison, Jr.
                     Title: Chief Manager
                     (executed by Reid M. Henson pursuant to Power of Attorney)


                     JFH Family Limited Partnership - DH1
                     By: J. Frank Harrison Family, LLC, its General Partner

                     /s/Reid M. Henson
                     -----------------------------------------------------------
                     By: J. Frank Harrison, Jr.
                     Title: Chief Manager
                     (executed by Reid M. Henson pursuant to Power of Attorney)

                                                                    Exhibit 99.4

                        RESTRICTED STOCK AWARD AGREEMENT
                        --------------------------------

         Restricted Stock Award Agreement made effective this 4th day of January, 1999, by and between Coca Cola Bottling Co. Consolidated, Inc., a Delaware corporation (hereinafter referred to as the "Company"), and J. Frank Harrison, III, the Chairman and Chief Executive Officer of the Company of the Company (hereinafter referred to as "Harrison");

                              W I T N E S S E T H:

         WHEREAS, the shareholders of the Company have approved an Annual Bonus Plan, as amended (hereinafter referred to as the "Plan"), for the purpose of providing financial incentives to selected key employees of the Company who contribute significantly to the strategic and long-term performance objectives and growth of the Company; and

         WHEREAS, the Company desires to grant to Harrison an award of restricted shares of the Company's Class B Common Stock as a financial incentive, with the vesting of such shares subject to achievement of certain levels of performance under the Plan, and subject to other terms and

         WHEREAS, Harrison desires to accept such award.

         NOW, THEREFORE, in consideration of the mutual covenants herein set forth, for other good and valuable consideration, the parties to this Agreement hereby agree as follows:

         1. Administration. Under the Plan the Compensation Committee of the Board of Directors of the Company ("Committee") administers the Plan, may construe and interpret the Plan, establish rules and regulations and perform all other acts as it believes reasonable and proper under the Plan. Any decision made, or action taken, by the Committee shall be final, conclusive and binding on both parties to this Agreement.

         2. Award of Restricted Stock/Shareholder Approval. Effective January 4, 1999, (and subject to shareholder approval as provided for hereinafter) the Committee hereby grants to Harrison 200,000 shares of the Company's Class B Common Stock, par value $1.00 per share, as an award of shares of restricted stock (the "Restricted Stock") as incentive compensation, subject to the terms and conditions hereinafter set forth. This award of Restricted Stock is intended to qualify as "performance based compensation," as such term is defined in the Internal Revenue Code, and, accordingly, shall be made subject to shareholder approval, including such approval of performance goals as is required by Internal Revenue Code Section 162(m). The Company shall submit the award and performance goals to its shareholders for approval at the May 1999 Annual Meeting of Shareholders. The number of Restricted Shares which are the subject of this award shall be subject to customary antidilution adjustments (as determined by the Compensation Committee) for stock splits or stock dividends, provided that any additional shares issued as a result of such an adjustment shall be Restricted Stock as if such shares were originally issued subject hereto. By signing below, Harrison hereby irrevocably agrees to accept such award subject to the terms and conditions hereinafter set forth.

         3. Vesting of Restricted Shares and Length of the Restricted Period. The Restricted Stock shall vest (and the restrictions set forth herein shall lapse) at the rate of 20,000 shares per annum, beginning on the first day of the Company's fiscal year 2000, and ending on the first day of the Company's fiscal year 2009. The vesting of each 20,000 share increment of the award of Restricted Shares is conditioned upon: (i) Harrison's employment by the Company as of each such anniversary date: and (ii) the Company's having achieved at least 80% of the Overall Goal Achievement Factor for the six selected performance indicators used in determining bonuses for all officers under the Plan, as determined for such one year period. Any 20,000 share increment which does not vest shall be forfeited and shall be returned to the Company immediately. The period of time from the effective date hereof until the expiration of restrictions in accordance with this paragraph is referred to herein as the "Restricted Period," with respect to each increment of 20,000 shares.

         4. Restricted on Transfer during the Restricted Period. The Restricted Stock shall not be transferable by Harrison unless and until such shares have vested in accordance with the terms of this Agreement. Such shares may not be sold, assigned or transferred (whether by sale, gift or otherwise), pledged, hypothecated or encumbered in whole or in part either directly or by operation of law or otherwise including, but not by way of limitation, by execution, levy, garnishment, attachment, pledge, bankruptcy or in any other manner. Any attempted assignment, transfer, pledge, hypothecation or other disposition of any of the Restricted Stock in violation of the foregoing provisions shall be null and void and without effect and shall cause Harrison to immediately forfeit all rights to the Restricted Stock, which shall immediately revert to the Company.

         5. Anti-Assignment Provision. This Agreement shall be binding upon and inure to the benefit of the parties hereto, and the successors and assigns of the Company and its subsidiaries. However, except as may be approved by the Committee, where such approval will not adversely affect compliance of the Restricted Stock Award with Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), neither the Restricted Stock nor this Agreement shall be transferable or assignable by Harrison.

         6. Termination of Employment. Upon any termination of Harrison's employment (as defined in Section 9 hereof) prior to the expiration of the Restricted Period with respect to any of the shares of Restricted Stock for any reason other than Harrison's death or disability, regardless of whether such termination is initiated by Harrison or by the Company and regardless of whether it is for cause, or without cause, voluntary or involuntary, any portion of the Restricted Stock which ahs not vested in accordance with the provisions of paragraph 3 hereof, shall immediately revert to the Company and Harrison shall cease to have any right or interest in such shares.

         In the event of Harrison's death or disability, Harrison shall be entitled to receive only that portion of the Restricted Stock granted hereunder which has vested as of the date of such death or disability.

         7. Certificates Issued with respect to Restricted Stock. All certificates evidencing Restricted Stock issued to Harrison under this Agreement shall be registered in the name of Harrison, shall be deposited by him, together with a stock power endorsed in blank, with the Company, and shall bear a restrictive legend in substantially the following form:

         THESE SECURITIES HAVE BEEN ISSUED SUBJECT TO THE TERMS, CONDITIONS AND LIMITATIONS CONTAINED IN A RESTRICTED STOCK AWARD AGREEMENT DATED JANUARY 4, 1999. THESE SECURITIES MAY NOT BE SOLD OR OTHERWISE DISPOSED OF OR ENCUMBERED EXCEPT IN COMPLIANCE WITH THE PROVISIONS OF SUCH AGREEMENT.

Upon vesting of the Restricted Stock represented by any such certificate, the Company shall: (i) cancel any earlier certificate evidencing such shares which was issued as described above; and (ii) issue and deliver to Harrison a certificate of like tenor representing the number of shares of Class B Common Stock which shall have vested, registered in Harrison's name but not bearing the restrictive legend described above.

         8. Rights of Harrison with respect to Restricted Stock/Conversion Privilege. Except as otherwise provided in this Agreement, Harrison shall have all of the rights of any holder of the Company's Class B Common Stock with respect to such shares of Restricted Stock when they have vested, including without limitation the right to vote such shares and to receive any dividends declared and paid with respect to such shares. Once such shares of Restricted Stock have vested, Harrison may convert such shares to shares of the Company's Common Stock on a share for share basis at any time, by tendering the shares of Class B Common Stock to be converted to the Company together with instructions to exchange such shares, or any portion thereof, for shares of the Company's Common Stock.

         9. Employment. As used herein, the term "employment" shall mean the employment or performance of services for the Company in Harrison's current capacity, or in any future capacity which constitutes a promotion or increase in Harrison's responsibilities as compared to Harrison's present position.

         10. No Right to Continued Employment. It is understood that this Agreement is not intended and shall not be construed as an agreement or commitment by the Company to employ Harrison during the term hereof, or for any fixed period of time.

         11. Change of Control. Notwithstanding any other provision hereof, if there should be a "change of control" of the Company during a Restricted Period with respect to a 20,000 share increment, then and immediately upon occurrence of such "change of control," the 20,000 share increment shall vest. For purposes of this Agreement, a "change of control" shall be deemed to have occurred at such time as the family of J. Frank Harrison, Jr. (the "Harrison Family") and any trusts, estates or other entities in which the Harrison Family holds in excess of 50% of the beneficial interest, do not hold voting power with respect to securities which represent more than 50% of the total outstanding voting power of the voting securities of the Company.

         12. Payment of Taxes/Withholding. The Company shall pay to Harrison the amount of any federal or state income tax (including, for these purposes, any surcharge) which would otherwise be due and payable by Harrison on the award of Restricted Stock, determined on an annual basis.

         13. Payment of Expenses. The Company shall pay all fees and expenses necessarily incurred by it in connection with the issue of shares pursuant hereto and will use its best efforts to comply with all laws and regulations which, in the opinion of counsel for the Company, shall be applicable.

         14. Entire Agreement. This Agreement represents the entire agreement between the parties with respect to the subject matter hereof, and supersedes all negotiations, representations or agreements, either written or oral, with respect hereto. This agreement may not be amended, modified or altered, except in writing, duly accepted and executed by both parties.

         15. Governing Law. This Agreement has been entered into pursuant to and shall be governed by the laws of the State of Delaware.

         16. Gender and Number. Any use of the masculine includes the feminine and the neuter; and any use of the singular includes the plural, whenever such meanings are appropriate.

         17. Headings and Definitions. The headings appearing at the beginning of each Section in this Agreement are intended only as an index and are not to be construed to vary the meaning of the provision to which they refer. Any capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Plan.

         IN WITNESS WHEREOF, this Agreement has been duly executed by Harrison and the Company has caused this Agreement to be duly executed by its officers thereunto duly authorized on the date and year above written.

ATTEST:                                    COCA COLA BOTTLING CO. CONSOLIDATED


/s/ Patricia A. Gill                       By: /s/ James L. Moore
---------------------------------              ---------------------------------
Name: Patricia A. Gill                     Title:  President, C.O.O.
Title:  Assistant Secretary

                                           ACCEPTED BY:
                                           J. Frank Harrison, III

                                           /s/ J. Frank Harrison, III
                                           -------------------------------------